FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Takeda To Outline Progress on Business Transformation and Priorities at the 38th Annual J.P. Morgan Healthcare Conference

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 14, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Takeda To Outline Progress on Business Transformation and Priorities at the 38th Annual J.P. Morgan Healthcare Conference

•	14 Global Brands and 12 Potential New Molecular Entities will Drive Sustainable Growth

•	Takeda Confirms Commitment to Rapid Deleveraging Towards Target of 2x Net Debt / adjusted EBITDA within Fiscal Years Ending March 2022 – March 2024

•	Significant Commitment to and Investment in Carbon Neutrality that Builds on Successful Environmental Sustainability Efforts

Cambridge, Mass. and Osaka, JAPAN, January 14, 2020 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) will provide an update on the progress of its business transformation and priorities today at the 38th Annual J.P. Morgan Healthcare Conference. President and Chief Executive Officer, Christophe Weber, will share details on Takeda’s portfolio and pipeline strategy, financial outlook, and ongoing sustainability efforts, including its newly established commitment to carbon neutrality across its value chain.

“Last year was an important and successful year for Takeda as we accelerated our transformation to become a leading global biopharmaceutical company,” said Mr. Weber. “Our commitment to bringing better health and a brighter future to patients worldwide continues as we expand our global brands and advance our next-generation pipeline, driving sustainable growth. We also recognize that supporting our patients means we must commit to work on behalf of the broader global community – and one way to do this is by accelerating our environmental efforts.”

Commercial Strategy and Innovative Pipeline

As highlighted at its recent R&D Investor Day event in November 2019, Takeda continues to generate significant opportunities through new indications and geographic expansion of its 14 global brands. By cultivating the best science through its research and development engine, comprised of internal capabilities and external partnerships, Takeda is quickly advancing a steady stream of next-generation therapies designed to provide transformative or curative potential for targeted populations with high unmet medical needs in its core therapeutic areas of oncology, rare diseases, neuroscience and gastroenterology.

Over the next several years, Takeda’s pipeline is projected to deliver value with a focus on the potential launches of 12 unique new molecular entities (NMEs) in 14 indications, which represent best-in-class or first-in-class therapies to advance patient standard of care, and that have the potential to deliver more than $10 billion (USD) in aggregate peak sales.

Takeda is confident in its ability to execute in the near-term and achieve sustainable growth through 2024 and beyond, with its portfolio of 14 global brands and additional anticipated product launches intended to fuel its growth trajectory while its next-generation platforms mature.

Additional Highlights include:

•	~40 NME clinical stage assets; 17 NMEs in Phase 2 and Phase 3

•	≥15 potential new launches within the next five years in China

•	8 potential best-in-class/first-in-class NMEs in pivotal studies

•	~50% of pipeline with orphan drug designation

•	Diversified modalities in research, including cell and gene therapies, small molecules and biologics

Financial Strength

Takeda is committed to maintaining investment grade credit ratings and remains on track towards its target of 2x Net Debt/adjusted EBITDA ratio within the fiscal years ending March 2022 to March 2024, with rapid de-leveraging driven by strong cash flow and proceeds from non-core asset divestitures. In the first six months of FY19, Takeda reduced its Net Debt/adjusted EBITDA ratio from 4.7x to 3.9x. In addition, four non-core asset divestitures were announced that, together with other potential divestments, are expected to reach $10 billion (USD).

Through expected cost synergies from the acquisition of Shire that are expected to reach a run rate of approximately $2 billion (USD) annually and operating expenditure efficiencies, Takeda is also driving towards its target of a mid-30% underlying core operating profit margin within the fiscal years ending March 2022 through March 2024. Takeda remains committed to shareholder returns with a well-established dividend policy of 180 yen per share annually.

Values-Driven Commitment to ESG (Environment, Social, Governance)

Recognizing that climate change poses a risk to human health, including the spread of infectious diseases, Takeda has made environmental efforts a priority. To date, Takeda has met and exceeded its previously established 2020 environmental goals ahead of schedule, including reducing its CO2 emissions by 33.7% compared to 2005 levels. Furthering the Company’s commitment to the environment, today Takeda will unveil its new 2040 targets to achieve carbon neutrality across its value chain. Takeda intends to do this by eliminating all greenhouse gas (GHG) emissions from its operations (Scopes 1 and 2), working with its suppliers to significantly reduce their emissions (Scope 3), and addressing remaining Scope 3 emissions through verified carbon offsets. Beginning with FY19 GHG emissions, the Company commits to carbon neutrality (Scopes 1, 2, and 3) through the purchase of renewable energy and verified carbon offsets, while simultaneously working to reduce emissions from its operations and suppliers.

In addition to Takeda’s environmental efforts, its overall commitment to ESG – including the Access to Medicines Strategy and Global Corporate Social Responsibility (CSR) Program – has been recognized by multiple benchmark ESG indices. Since 2014, Takeda has risen 15 spots to No. 5 in the latest Access to Medicines Index, which measures commitment and achievements in the field of patient access to medicine and treatment globally. Takeda is proud to have provided access to innovative and potentially life-saving treatments to more than 125,000 patients. In addition, its Global CSR Program has committed over $100 million (USD) to organizations that work to prevent diseases and improve health outcomes around the world. Takeda is proud that employees are engaged and select the organizations that the Global CSR Program supports. Takeda’s 2019 Sustainable Value Report provides additional details on the its commitment to ESG.

Slides from the J.P. Morgan Healthcare Conference presentation, and a link to the audio webcast, may be accessed on Takeda’s website at:
https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2019/

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-

diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

Contacts:
Japanese Media                    Media outside of Japan
Kazumi Kobayashi                Katie Joyce

Kazumi.Kobayashi@Takeda.comKatie.Joyce@Takeda.com
+81 (0) 3-3278-2095                +1-617-678-9370

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange

Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this press release should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures
This press release and materials distributed in connection with this press release include certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Underlying Revenue, Core Operating Profit, Underlying Core Operating Profit, Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2019/

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